YAHYN™

DISCOVER THE PERFECT WINE FOR **YOU.**

MATCH.BUY.DRINK.

YAHYN IS A B2C MARKETPLACE LEVERAGING AI


$39.98
98
POINTS
93
POINTS
99
POINTS
$99.96

WINE IS BROKEN.

Marketed to consumers by just two numbers.
Price and Rating.

Consumers are buried with endless choices, prices, jargon and highly subjective ratings.

As a result 78% of consumers purchase wine based on brand awareness or aesthetic of bottle, not taste!

SOLUTION.

Yahyn is a two-sided platform that postively disrupts the “three tier system” of wine distribution by integrating with vineyards in real time though custom APIs, driving DTC success.

Post 1933 prohibiton, distribution of alcohol shifted and became infinitely more complex with a heavy regulatory burden. The unintended consequence is that now only 4 companies control 90% of distribution..


1
User lands on homepage
2
User chats with Yahyn Sommeliers
2
User takes AI Palate Survey
3
User adds to cart
4
Transaction processed through platform
5
Vendors pull, pack and ship.
6
Community builds trust with a review process
7
User receives order, creating a happy loyal customer!

MATCH.
BUY.
DRINK.

A seamless experience

USER COHORT

The Funnel

1. Prospect lands on homepage
2. Completes Palate Survey
3. User gets their “Y-score”
4. Customer completes purchase

Growth

- User base has grown 42% Month over month
- From first purchase, 51% convert to loyal customers
- Loyal customer email engagement avg 41.5% OR
- Traffic is mainly driven from our palate survey

Average User

45
years old

$140,000
estimated annual income

53 %
male

45 %
female

2 %
other

User Occupation

lawyers, doctors, nurses, and other healthcare professionals, hospitality and food services, arts and entertainment, athletes, real estate, finance, educational services, journalists, fashion designers, entrepreneurs, engineers, developers, interior designers, architects.

User Base

67 %
under 45

United States
based

CA NY NJ TX FL
largest user base

1st time Customer

$18 CAC

$250 AVG Cart Size

Yahyn's 20% Fee

$32 ROAS

27% Repeat Customers

$82 ROAS

8% Loyal Customers

$132 ROAS

100 customers = $1800
$3,200 ROAS

27% Repeat Buyers =
$2,414 ROAS

8% Loyal Buyers =
$1,056 ROAS

Total ROAS = $6,470

YAHYN'S NETWORK EFFECT.

Wine is a social beverage that is usually shared between 2 people or more. We leverage this by using our AI to pair you AND your friends with the perfect wine to share despite potentially having varying flavor preferences. We are creating further incentives for our user base to "clink" with others to earn credits towards future wine purchases.



5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
2020
2021
2022
2023
2024
2025

Power comes from the gamified sharibilty

IT'S A MATCH!



Y
98%

TOTAL ADDRESSABLE MARKET / COMPETITIVE LANDSCAPE



TAM: $89B
ONLINE DTC SALES
$11.5B
$2.7B
YEAR 2020
YEAR 2019
TOTAL ADDRESSABLE MARKET

COMPETITIVE LANDSCAPE



E-COMMERCE
SUBSCRIPTION
DTC
3-TIER
Yahyn
Wine.com
WineLibrary
Vivino
TotalWine
Drizly
Winc
Firstleaf
WSJ Club

YAHYN TIMELINE

Q3/19

OCTOBER

Founder writes initial investment check of $250,000

Q4/19

OCTOBER

Evolution Ventures joins pre-seed round with an investment of $500,000

NOVEMBER

Referral Landing Page launches.

DECEMBER

Tod Nestor, and Pam Hamlin join the Yahyn Board.

Q1/20

JANUARY

Chris Bridges joins the Yahyn Board
Initial Vineyard Outreach

FEBRUARY

Engineering begins build of platforms MVP

MARCH

Collected first 2,000 emails from referral landing page

Q2/20

APRIL

Yahyn MVP Launched
Onboarded first 5 vineyards
Hired outside UX team for testing

MAY

Platform integrations: CRM, Avalara, Shipstation.

JUNE

Started Digital Advertising
Added support to our Finance Team

Q3/20

JULY

Launched Yahyn's Crowdfunding Round
Integrated 2 large retail partners

AUGUST

Hired VP of Business Development
Hired Project Manager

SEPTEMBER

First Launch
CAC - $293

Q4/20

OCTOBER

Onboarded additional 20 Vineyards
Started Vineyard Onboarding Queue

NOVEMBER

Launched Somm Chat
Hired Data Scientist
Added Apple Pay/ PayPal

DECEMBER

Filtered Audiences for better leads
Greater than $30,000 MRR
CAC - $235

Q1/21

JANUARY

Launched Y-Score
Released V2 of Homepage
Featured in Forbes

FEBRUARY

Added 30 new vineyards to the queue
Surpassed 10,000 SKUs
Community surpassed 7,500 people

MARCH

Rob Weiss and Schuyler Hoverstein joined team as Strategic Advisors
Launched NFT program
CAC -$162

Q2/21

APRIL

Launched first NFT
Started Google Advertising
Listed on Wine-Searcher

MAY

Featured on Wine-Searcher
Broke $100,000 MRR
Hired 2 additional Biz Dev Reps
Hired additional Customer Service Rep

JUNE

Launched Corporate Gifting Program
Launched Promo Codes
Community Reach exceeds 1 Million
CAC - $44.50

LEADERSHIP TEAM



PIERRE ROGERS

FOUNDER & CEO
FORMER SENIOR DIRECTOR AT AVG



JOSHUA LEAVITT

CFO
FORMER COO AT AVG



ROBERT BOUSQUET

CTO

FORMER FIRST EMPLOYEE AT GROUPSITE



STU BOSSOM

HEAD OF BUSINESS DEVELOPMENT

FOUNDER OF DANGEROUS WINE IMPORTS

TEAM EXPERIENCE

ALUMNI VENTURES GROUP
Columbia Management
PURO TRADER
PERFORMANCE SPORTS GROUP
PGIM INVESTMENTS
appfolio
PROCORE
Dangerous IMPORT GROUP LLC

ADVISORY BOARD



JONATHAN COOPER

GENERAL PARTNER
EVOLUTION VENTURES



PAM HAMLIN

FORMER CEO
ARNOLD GLOBAL NETWORK



TOD NESTOR

VP STRATEGIC PLANNING
BACARDI LTD



CHRIS BRIDGES

FOUNDER
KARMAS WORLD, KID NATION



SCHUYLER HOVERSTEN

ADVISOR
SPIRITS NETWORK



ROB WEISS

TV SHOW/PRODUCER
ENTOURAGE, HBO BALLERS